Harding Lawson Associates                                    [HLA LOGO]


Contact:   Patricia A. England                             For Immediate Release
             (415) 899-8817

                              CEO SCHREUDER RESIGNS
                      THORNTON TO ACT AS CEO DURING SEARCH

         NOVATO, California, September 25, 1998 - The Board of Directors of Harding Lawson Associates Group, Inc. (Nasdaq Stock Market: HRDG) today announced that its president and chief executive officer, Donald L. Schreuder, has resigned his position and seat on the Board to pursue other interests. Gregory A. Thornton, the company's chief financial officer, will act as president and chief executive officer while the search for a successor is completed. Dr. Arthur C. Riese, president of the company's environmental division and Claude Corvino, president of the transportation division, as well as others, will make up the senior management team.

         Thornton, 45, has been with the company for nine years; the last four as chief financial officer. Prior to joining Harding Lawson Associates, he was controller and treasurer of URS Corporation, a major environmental, engineering and construction company, from 1988 to 1990. He also spent nine years with Global Marine, Inc. of Houston in various financial, planning, and management positions. He brings years of experience in working with companies in transition to this assignment.

         Chairman of the Board, Richard D. Puntillo, 55, commented, "The Board has complete confidence in each member of the management team and we expect that they, collectively, will be able to move the company forward while the Board evaluates candidates for the permanent position. The search will begin immediately and will include both internal and external candidates with the principal goal of installing a leader who can capitalize on HLA's significant financial and human resources. Both management and the Board are committed to a smooth transition and to successfully carrying out the company's strategic plan to enhance shareholder value while growing HLA through compatible acquisitions."

         Schreuder, 56, began his professional career with HLA in 1967 and steadily rose through the company ranks, becoming president in 1994. He was promoted to vice president in 1976 and was appointed to the Board of Directors in 1975, playing an instrumental role in guiding HLA from its position as a Marin County geotechnical firm to the 12th largest hazardous waste engineering company in the nation as ranked by a major engineering publication.

         Harding Lawson Associates Group through its domestic and international subsidiaries provides a broad range of environmental and infrastructure consulting, engineering and construction services to industrial and public sector clients. The company, founded in 1957, has offices nationwide and in Australia and Mexico.



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